Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 8, 2011

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hyde Park Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-1
Filed July 5, 2011
File No. 333-174030

Dear Mr. Clampitt:

On behalf of Hyde Park Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated July 12, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement filed on July 5, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Erin Purnell.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

1.
Please revise to add a “Recent Developments” section to the Summary and disclose at a minimum that there has been no material adverse change in the Results of Operations or the Financial Condition from March 31, 2001 through June 30, 20011 or through the latest practicable date.

Securities and Exchange Commission

August 8, 2011

We have revised the disclosure in the Registration Statement to include financial information for the Company as of June 30, 2011.  Accordingly, we respectfully believe this comment is no longer applicable.

General, page 1

2.
Your response to comment 1 of our letter dated June 23, 2011 still does not adequately respond to respond to comment 7 of our letter dated June 2, 2011. Revise to provide return on investment on an annual basis, listing each year individually with the return on investment for that particular year. Your disclosure should contain more than just the annual return on investment as of the current date.

We have removed the return on investment disclosure from page 2 of the Registration Statement and have provided the full requested disclosure, on an annual basis, listing the return on investment for each particular year, on pages 57 and 58 of the Registration Statement.

Stockholder approval procedures if meeting held, page 14

3.
We note your response to comment 2 of our letter dated June 23, 2011. We reissue our request that you state whether investors will be given an opportunity to disprove any determination that they are acting in concert or as a group.

We have revised the disclosure on pages 15 and 17 of the Registration Statement as requested.

4.	Please file a form of the voting and conversion certifications referenced on page 14 and 16 of the registration statement.

We have filed the form of voting and conversion certification as Exhibit 99.1 to the Registration Statement as requested.

5.
We note your response to comment 12 or our letter dated June 2, 2011. Please provide us with a legal analysis under Delaware state law regarding the limitation on a stockholder’s ability to exercise voting or conversion rights with respect to no more than 10% of the shares sold in the offering if you seek stockholder approval of any proposed initial business combination. In addition, please provide us with an analysis under Delaware state law regarding management’s ability to vote the Excess Shares in favor of all proposals submitted for consideration. In this regard, your analysis should also address Delaware sections 212(c) and 212(e) and how they will be accomplished by this Prospectus or otherwise. Your analysis should also include any Delaware case law that supports your position.

Securities and Exchange Commission

August 8, 2011

With respect to the first part of the Staff’s comment relating to voting rights, Section 212(a) of the Delaware General Corporation Law (“DGCL”) indicates that unless otherwise provided in a company’s certificate of incorporation, each stockholder shall be entitled to one vote for each share of stock held by such stockholder.  As previously indicated to the Staff in our June 2, 2011 response letter, the restrictions on the ability of an investor to vote shares in excess of 10% of the shares sold in the offering is set forth in the Company’s amended and restated certificate of incorporation.  Accordingly, the Company’s limitation on the right to vote shares in excess of 10% is expressly permitted by Section 212(a).  To support this conclusion, we direct the Staff to Providence and Worcester Company v. George P. Baker, et al, Del., 1977 Del. LEXIS 733, 378 A.2d 121 (1977).  In this case, the Delaware Supreme Court was faced with a similar voting restriction.  Providence and Worcester Company, a Delaware corporation, had included a voting restriction in its certificate of incorporation which prohibited a stockholder from voting more than one fourth of the total outstanding shares of the company.  The plaintiffs in the case argued that the voting restriction violated Delaware corporate law, including Section 212(a).  The Delaware Supreme Court disagreed, holding that a charter provision that limits stockholders’ voting rights was in fact valid under Section 212(a).  Accordingly, we believe that the voting restrictions employed by the Company are permissible under Delaware state law.

With respect to the first part of the Staff’s comment relating to conversion rights, the right of a public stockholder to seek conversion is not set forth under Delaware corporate law – instead, it is solely a feature created for offerings by similarly structured blank check companies to allow public stockholders to get their money back in connection with transactions that they do not wish to be involved in.  Since there are no corporate law rules or requirements as to this type of conversion right, the Company may impose whatever restrictions or limitations on the right to seek conversion that it wishes.  The Company’s view is supported by Section 151 of the DGCL, which indicates that a company may issue stock with any special rights, qualifications, limitations or restrictions as stated in its certificate of incorporation.  As previously indicated, the limitation on a stockholder’s ability to seek conversion rights is specifically set forth in the Company’s amended and restated certificate of incorporation.  No case law exists on this point due to the fact that the conversion right is not a right established under Delaware corporate law but instead is a construct found in offerings by these types of blank check companies.  We therefore believe that the conversion restrictions employed by the Company are permissible under Delaware state law.

Securities and Exchange Commission

August 8, 2011

With respect to the second part of the Staff’s comment, as previously indicated in our June 2, 2011 response, Section 212(b) of the DGCL indicates that each “stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy” and as a result vote any such shares as such proxy wishes to.  Stockholders in this transaction are designating management as their proxy with respect to the excess shares to vote as they see fit (in this case, in favor of any proposed business combination).  Section 212(b) does not require such proxy to be given in any specific form.  Such fact is supported by Section 212(c) of the DGCL which provides examples of specific types of valid means by which a stockholder may grant a proxy but indicates in its introduction that such examples are not meant to limit “the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy pursuant to subsection (b) of this section.”  The key to any proxy is that it must evidence an agency relationship in which the stockholder of record authorizes an agent to vote the stockholder’s shares in a specific manner.  See Gow v. Consolidated Coppermines, Corp., Del. Ch., 19 Del. Ch. 172, 165 A. 136 (1933).  Section 212(e) of the DGCL then indicates that a duly executed proxy shall be irrevocable if it states that it is irrevocable and if it is coupled with an interest sufficient at law to support an irrevocable proxy.  First, Delaware courts have found that execution of a proxy is not always necessary to establish a proxy.  What is necessary is some way to clearly establish the stockholder’s wishes with respect to voting of the stock.  See Parshalle and Ariens v. Roy and Martin, Del. Ch., 1989 Del. Ch. LEXIS 113, 567 A.2d 19 (indicating that a signature is not the only possible or permissible indicia of genuineness and authenticity to establish a proxy).  By purchasing the shares in this offering through means of the prospectus included in the Registration Statement which clearly indicates that all shares sold in the offering beneficially owned by an investor in excess of 10% will be voted by the Company’s management, such investor is granting a proxy to the Company’s management to vote such shares as described in the Registration Statement.  To further clarify this point, we have revised the forms of common stock and unit certificates filed as an exhibit to the Registration Statement to indicate that by purchasing a share of stock in the Company, such stockholder is granting an irrevocable proxy as indicated above.  In addition, by purchasing public shares in the aftermarket, stockholders are granting a proxy to the Company’s management because such proxy grant is explicitly set forth in the Company’s certificate of incorporation. With respect to management having a sufficient interest in the matter, Delaware courts have found that management’s position as officers of a company creates the necessary interest to support an irrevocable proxy.  See Haft v. Haft and Dart Group Corporation, Del. Ch., 1995 Del. Ch. LEXIS 133, 671 A.2d 413 (1995).  Accordingly, for the foregoing reasons, we believe management’s ability to vote the excess shares in favor of all proposals submitted for consideration is consistent with Delaware state law.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Mr. Laurence Levy